SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 6, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Form 51-102F3 Material Change Report dated June 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   June 6, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

51-102F3

 Material Change Report

Item 1

Name and Address of Company

Tanzanian Royalty Exploration Corporation

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Item 2

Date of Material Change

June 5, 2007

Item 3

News Release

June 5, 2007

Disseminated by CNW Group

Item 4

Summary of Material Change

Tanzanian Royalty Exploration (“TRE”) announced that it has signed a letter of intent with a company from the People’s Republic of China (the “PRC company”) to enter into negotiations with a view to concluding a definitive option agreement providing for the exploration, development and production of mineral products from a portfolio of properties held by TRE in the Republic of Tanzania.

Item 5

Full Description of Material Change

Tanzanian Royalty Exploration (AMEX: TRE / TSX: TNX) (“TRE”) is pleased to announce that it has signed a letter of intent with a company from the People’s Republic of China (the “PRC company”) to enter into negotiations with a view to concluding a definitive option agreement providing for the exploration, development and production of mineral products from a portfolio of properties held by TRE in the Republic of Tanzania.

The PRC company was approved by the China-Africa Business Council whose President, the Hon. Minister Hu Deping, witnessed the signing.

Following a series of preliminary discussions that culminated in high level meetings in Beijing, China between Tanzanian Royalty Chairman and CEO, James E. Sinclair and executives from the PRC company, TRE granted the company an exclusivity period of 150 days to evaluate the properties in question within the context of concluding an option agreement acceptable to both parties.

Any definitive agreement with the PRC company would cover properties held by TRE that are currently not the subject of option agreements with other parties. The licenses under consideration for exploration and production of mineral products will include but not be limited to nickel, gold and diamonds.

During the exclusivity period, TRE has agreed not to solicit or engage in negotiations, or enter into any agreement or understanding with any third party regarding the granting of option rights in connection with nickel mineral products from the Kabanga Nickel Belt or any other nickel-prospective areas held by TRE in Tanzania.  With respect to mineral products other than nickel, TRE has agreed to grant the company the right of first offer to enter into definitive agreements under similar commercial terms and conditions if any third party proposes to enter into a definitive agreement with TRE to explore, develop and produce such mineral products.

The letter of intent is a non-binding proposal with respect to the basis upon which the parties intend to enter into negotiations, and the parties are not legally bound to conclude any transaction in connection with the properties unless and until they sign a binding Definitive Agreement.

 In addition to the above, TRE and the PRC company have both expressed an interest in jointly pursuing other minerals-related opportunities in Tanzania, including the acquisition of new licenses. At some point, both parties have also agreed to actively consider cooperative opportunities in capital markets as well as cross-board representation possibilities.

Tanzanian Royalty Exploration is a unique, publicly-traded, financial minerals exploration company whose business strategy is to develop royalty income under partnership arrangements from its world class gold, diamond and nickel assets in the Lake Victoria Greenstone and Kabanga/Kagera Nickel Belts of Tanzania.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

James E. Sinclair, Chairman and Chief Executive Officer

Tel:

(860) 364-1830

Item 9

Date of Report

June 6, 2007